82-3558
82-4142

02 AUG 15 AM 12:52

02049215

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

BCSC British Columbia Securities Commission

SUPPL

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED			DATE OF REPORT Y	M	D
PERMISSION MARKETING SOLUTIONS INC. (formerly Adaptive Marketing Solutions Inc.)	02	05	31	02	07	29

ISSUER ADDRESS				
575 – 1111 West Hastings Street				
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V6E 2J3	604-662-3436	604-685-5291
CONTACT PERSON		CONTACT POSITION		CONTACT TELEPHONE NO.
Peter Steele		President		604-685-5291
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
psteele@permissionmarketingsolutions.com		www.permissionmarketingsolutions.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
" John Murphy "	JOHN MURPHY	02	07	29
" Peter Steele "	PETER STEELE	02	07	29

FIN51-901F Rev.2000/12/19

PROCESSED
AUG 2 1 2002
THOMSON FINANCIAL

8/19

PERMISSION MARKETING SOLUTIONS INC.
(formerly Adaptive Marketing Solutions Inc.)
QUARTERLY REPORT - FORM 51-901F
MAY 31, 2002

SCHEDULE A: FINANCIAL INFORMATION

See attached unaudited consolidated financial statements for the three-month-period ended May 31, 2002.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. See attached unaudited consolidated financial statements for the three-month-period ended May 31, 2002.

2. See Note 7 to the attached unaudited consolidated financial statements.

3. a) See Note 6 to the attached unaudited consolidated financial statements.

   b) See Note 6 to the attached unaudited consolidated financial statements.

4. a) See Note 6 to the attached unaudited consolidated financial statements.

   b) See Note 6 to the attached unaudited consolidated financial statements.

   c) See Note 6 to the attached unaudited consolidated financial statements.

   d) Number of escrow shares: 234,749 common shares.

5. List of directors and officers: Peter Steele - CEO and President
   John Murphy - Secretary
   James Spickernell
   David Chalk

SCHEDULE C: MANAGEMENT DISCUSSION

On July 18, 2001 the Company announced that it would be seeking the approval of its shareholders at its annual general meeting, scheduled for August 17, 2001, of a consolidation of the Company's common shares on the basis of one (1) new common share for two (2) old issued and outstanding common shares. The Company had 2,624,345 common shares issued and outstanding and, following the proposed consolidation, would have approximately 1,312,173. In accordance with the policies of the Canadian Venture Exchange, the Company sought approval of the shareholders to change its name. Shareholder approval was received at the Company's Annual General Meeting held on Friday, August 17, 2001.

On January 18, 2002 the Company announced that it had received final acceptance from the CDNX to the consolidation of the Company's share capital on a 2 (two) old shares in exchange for 1 (one) new share basis. CDNX acceptance was also received for the changing of the Company's name from Adaptive Marketing Solutions Inc. to "Permission Marketing Solutions Inc.". As a result of the above, effective at the opening of the market on January 18, 2002, the common shares of Permission Marketing Solutions Inc. commenced trading on CDNX ("PRM") and the common shares of Adaptive Marketing Solutions Inc. were delisted.

SCHEDULE C: MANAGEMENT DISCUSSION (cont'd...)

On January 22, 2002, the Company announced that it had entered into private placement subscription agreements for the issuance of up to 1,250,000 Units at an offering price of $0.08 per Unit. Each Unit will consist of one common share and one share purchase warrant, entitling the holder to purchase an additional common share at a price of $0.10 per share for a period of one year. The foregoing is subject to CDNX acceptance.

On February 27, 2002, the Company announced that it had entered into private placement subscription agreements for the purchase of up to 600,000 common shares at an offering price of $0.20 per share, subject to CDNX acceptance.

On March 5, 2002 the Company announced that it had entered into private placement subscription agreements for the purchase of up to 750,000 shares at an offering price of $0.20 per common share, subject to CDNX acceptance. This private placement was subsequently cancelled.

On March 26, 2002 the Company announced that it had received CDNX final acceptance of its non-brokered private placement announced on January 22, 2002. The Company issued from treasury 1,250,000 common shares and share purchase warrants. The shares and any shares acquired on exercise of the share purchase warrants are subject to a hold period expiring March 19, 2003. The warrants are exercisable at $0.10 per warrant share for a period of one year expiring March 19, 2003.

Also on March 26, 2002 the Company announced that it had received CDNX final acceptance of its non-brokered private placement announced on February 27, 2002. The Company issued from treasury 600,000 common shares which are subject to a hold period expiring March 20, 2003.

On May 1, 2002 the Company announced that due to other business commitments and relocation to Toronto, Ms. Elizabeth Mast announced her resignation as Director and President of the Company.

In light of Ms. Mast's resignation, the Board announced that Mr. David Chalk had been appointed as a Director of the Company, effective April 29, 2002. David Chalk, Founder and Director of Chalk Media, has over 20 years experience working in the technology industry. As host of Chalk Media's initial venture, Dave Chalk Computer Life (formerly Dave Chalk's Computer Show) a computer-related television program broadcast around the world, Mr. Chalk is a key creative force behind the company's video productions and strategic operations. Prior to starting Chalk Media, Mr. Chalk acted as CEO for 15 years in the computer retailing and distribution industry. He was the founder of Doppler Computer Superstores, which achieved annual sales in excess of $100 million and had more than 450 employees.

It was also announced that Mr. Peter Steele, the Company's CEO would be assuming the role of President.

On May 21, 2002 the Company announced that it had issued a total of $426,140 common shares to certain creditors in exchange for the settlement of $85,228.14 in outstanding debt. The shares issued pursuant to this debt settlement are subject to a hold period expiring May 14, 2003.

On May 27, 2002 the Company announced the granting of incentive stock options to purchase up to an aggregate of 358,832 common shares of the Company at the prevailing market price of $0.17 per share, to certain of its employees and directors, subject to regulatory approval.

There have been no significant sales during the current quarter and Management does not expect a significant increase in revenues during the quarter ending August 31, 2002.

The Company continues to seek business opportunities within the internet marketing business sector.

PERMISSION MARKETING SOLUTIONS INC.
(formerly Adaptive Marketing Solutions Inc.)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

MAY 31, 2002

PERMISSION MARKETING SOLUTIONS INC.
(formerly Adaptive Marketing Solutions Inc.)
CONSOLIDATED BALANCE SHEET
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

	"Unaudited" As At May 31, 2002	"Audited" As At February 28, 2002
ASSETS		
Current		
Cash and cash equivalents	$ 1,351	$ 6,966
Accounts receivable	1,800	-
	3,151	6,966
Capital assets (Note 3)	22,483	23,972
Goodwill (Note 4)	1	1
	$ 25,635	$ 30,939
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)		
Current		
Accounts payable and accrued liabilities	$ 38,519	$ 206,254
Note payable (Note 5)	111,025	111,025
Due to related parties	353,211	373,989
	502,755	691,268
Shareholders' equity (deficiency)		
Capital stock (Note 6)	8,746,551	8,441,322
Additional paid-in capital (Note 5)	40,000	40,000
Subscriptions received in advance	-	10,000
Deficit	(9,263,671)	(9,151,651)
	(477,120)	(660,329)
	$ 25,635	$ 30,939

Nature and continuance of operations (Note 1)
Commitments (Note 9)

On behalf of the Board:

" Peter Steele " Director " John Murphy " Director

The accompanying notes are an integral part of these consolidated financial statements.

PERMISSION MARKETING SOLUTIONS INC.
(formerly Adaptive Marketing Solutions Inc.)
CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
(Expressed in Canadian Dollars)
Three Month Period Ended May 31,
(Unaudited – Prepared by Management)

	2002	2001
REVENUE		
Sales	$ 3,252	$ 5,667
Cost of sales	1,150	2,317
Gross margin	2,102	3,350
EXPENSES (Schedule)	(114,122)	(104,931)
Loss for the period	(112,020)	(101,581)
Deficit, beginning of period	(9,151,651)	(8,789,486)
Deficit, end of period	$ (9,263,671)	$ (8,891,067)
Basic and diluted loss per share	$ (0.06)	$ (0.09)
Weighted average number of common shares	1,966,700	1,071,187

The accompanying notes are an integral part of these consolidated financial statements.

PERMISSION MARKETING SOLUTIONS INC.
(formerly Adaptive Marketing Solutions Inc.)
CONSOLIDATED SCHEDULE OF EXPENSES
(Expressed in Canadian Dollars)
Three Month Period Ended May 31,
(Unaudited – Prepared by Management)

	2002	2001
EXPENSES		
Accounting and auditing	$ 7,500	$ -
Advertising and marketing	2,198	1,255
Amortization	1,489	2,165
Consulting	17,000	30,959
Filing and license fees	2,297	320
Interest and bank charges	5,888	1,491
Legal	19,853	109
Management fees	22,500	22,500
Office and administration	7,472	10,028
Rent	10,950	12,336
Shareholders' communication and promotion	-	1,038
Telephone	1,957	1,558
Transfer agent	1,364	-
Travel	505	148
Wages and benefits	13,149	15,772
Web hosting and development	-	5,252
	$ 114,122	$ 104,931

The accompanying notes are an integral part of these consolidated financial statements.

PERMISSION MARKETING SOLUTIONS INC.
(formerly Adaptive Marketing Solutions Inc.)
CONSOLIDATED STATEMENT OF CASH FLOWS
(Expressed in Canadian Dollars)
Three Month Period Ended May 31,
(Unaudited – Prepared by Management)

	2002	2001
CASH USED FOR OPERATING ACTIVITIES		
Loss for the period	$ (112,020)	$ (101,581)
Items not involving cash:		
Depreciation and amortization	1,489	2,165
Change in non-cash working capital items:		
Accounts receivable	(1,800)	(45,303)
Prepaid expenses		(3,571)
Inventory		(1)
Due to related parties	(20,778)	2,472
Accounts payable and accrued liabilities	(167,735)	18,077
Net cash used in operating activities	(300,844)	(127,742)
CASH USED FOR INVESTING ACTIVITIES	-	-
CASH PROVIDED BY FINANCING ACTIVITIES		
Common share issued for cash, net	220,000	116,700
Common share issued for debt settlement	85,229	
Commitment to issue shares	(10,000)	
Net cash provided by financing activities	295,229	116,700
Decrease in cash and cash equivalents for the period	(5,615)	(11,042)
Cash and cash equivalents, beginning of period	6,966	16,684
Cash and cash equivalents, end of period	$ 1,351	$ 5,642
Supplementary information:		
Cash paid for interest	$ -	$ -
Non-cash financing and investing activities:		
Shares issued in exchange for financing and other services	-	-
Value of share purchase warrants issued as a discount on note payable	-	-

The accompanying notes are an integral part of these consolidated financial statements.

PERMISSION MARKETING SOLUTIONS INC.
(formerly Adaptive Marketing Solutions Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
MAY 31, 2002
(Unaudited – Prepared by Management)

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated pursuant to the Company Act of the Province of British Columbia on April 28, 1988. On May 3, 1999, the Board of Directors approved a change in the direction of the Company from that of resource exploration to online marketing and sales of artwork to publishers, galleries, dealers, and collectors. On January 18, 2001, the Company changed its name from Artgallerylive.com Management Ltd. to Adaptive Marketing Solutions Inc. and to Permission Marketing Solutions Inc. on January 18, 2002.

These consolidated financial statements have been presented on the going concern basis which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company has experienced operating losses of $112,020 (2001 - $101,581) and negative cash flows from operations of $300,844 (2001 - $127,742) and has had to rely on equity and debt financing to meet cash requirements for operations to-date. The Company's continuation as a going concern is dependent on its ability to generate cash flow to meet its obligations on a timely basis, to obtain additional financing or refinancing as may be required and ultimately attain profitability. The Company is currently actively seeking additional equity financing.

These factors, among others, may indicate that the Company will be unable to continue as a going concern for a reasonable period of time. These interim consolidated financial statements do not include any adjustments related to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

2. SIGNIFICANT ACCOUNTING POLICIES

Interim Reporting

While the information presented in the accompanying interim consolidated financial statements is unaudited, it includes all adjustments which are, in the opinion of Management, necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. It is suggested that these interim consolidated financial statements be read in conjunction with the Company's February 28, 2002 annual consolidated financial statements. These interim statements follow the same accounting policies and methods of their application as the Company's audited February 28, 2002 annual consolidated financial statements.

Basis of presentation

These consolidated financial statements include the accounts of Permission Marketing Solutions Inc. and its wholly-owned subsidiaries ALV Management Ltd., ArtGalleryLive.com Investments Ltd. and ArtGalleryLive.com Inc. and its investment in ArtGalleryLive.com L.P., collectively referred to as "the Company".

All inter-company balances and transactions have been eliminated on consolidation.

Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

Cash and equivalents

Cash and equivalents include highly liquid investments with original maturities of three months or less.

Inventories

Inventories are carried at the lower of cost and net realizable value.

2. **SIGNIFICANT ACCOUNTING POLICIES** (cont'd…)

Deferred financing costs

Costs directly identifiable with the raising of capital will be charged against the related capital stock. Costs related to shares not yet issued are recorded as deferred financing costs. These costs will be deferred until the issuance of the shares to which the costs relate, at which time the costs will be charged against the related capital stock or charged to operations if the shares are not issued. Deferred financing costs consist primarily of corporate finance fees, legal fees and sponsorship fees.

Capital assets

Capital assets are carried at cost less accumulated amortization. Amortization is provided using the declining balance method at the following annual rates:

Furniture and equipment	20%
Computer equipment	30%
Computer software	30%

Revenue recognition

Revenue from direct product sales is recognized when the product has been delivered and title passes, there is persuasive evidence of an arrangement, the fee is fixed or determinable and collection is probable.

The Company also sells monthly and annual marketing services on its web-site. The Company recognizes revenue over the term of the service arrangement as the services are performed.

Revenue that has been paid or invoiced, but does not yet qualify for recognition under the Company's revenue recognition policies is reflected as deferred revenue.

Web hosting and development costs

The Company expenses web hosting fees in the period the services are received. Web site development costs incurred during the planning stage and during the operating stage, including administration and maintenance costs, are expensed as incurred. Costs incurred in developing or acquiring hardware or software or modifications that result in additional functionality are capitalized and expensed over the period of benefit.

Earnings (loss) per share

In accordance with the revised recommendations of the Canadian Institute of Chartered Accountants, the Company changed from the imputed earnings approach to the treasury stock method, to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options and warrants. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. The new standard has been applied on a retroactive basis and had no material impact on the amounts presented.

Basic earnings (loss) per share is calculated using the weighted-average number of shares outstanding during the period.

(Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Foreign currency translation

The reporting currency and functional currency of the Company is the Canadian dollar. Foreign currency transactions entered into directly by the Company, as well as the accounts of its integrated foreign subsidiary operations, are translated using the temporal method. Under this method, monetary assets and liabilities are translated at period-end exchange rates and other balance sheet items are translated at historical exchange rates. Income statement items are translated at the rate in effect at the time of the transaction. Translation gains and losses are included in income.

Income taxes

The Company follows the liability method of accounting for income taxes in accordance with the recent recommendations of the Canadian Institute of Chartered Accountants. Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Comparative figures

Certain of the prior years figures have been re-stated to comply with the current period's presentation.

3. CAPITAL ASSETS

	May31, 2002			May 31, 2001		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Furniture and equipment	$ 19,981	$ 8,262	$ 11,719	$ 19,981	$ 5,465	$ 14,516
Computer hardware	27,813	17,049	10,764	27,813	11,694	16,119
Computer software	47,437	47,437	-	47,437	47,437	-
	$ 95,231	$ 72,748	$ 22,483	$ 95,231	$ 64,596	$ 30,635

(Expressed in Canadian Dollars)

4. GOODWILL

On July 19, 1999, the Company acquired all of the outstanding shares of ALV Management Ltd. ("ALV") by the issuance of 33,333 common shares and 66,667 performance shares. At the time of the acquisition ALV was in the process of developing its business of online marketing and sales of artwork. The acquisition was accounted for by the purchase method. The performance shares are to be released upon certain performance targets being met (Note 6).

The total purchase price of $534,113 consisted of the estimated fair value of the common shares issued of $520,000 and other direct acquisition costs of $14,113.

The purchase price was allocated to assets acquired and liabilities assumed based on their relative fair values as follows:

Goodwill	$ 533,125
Current assets	4,488
Current liabilities	(3,500)
	$ 534,113

During 2000, the President and Chief Financial Officer of the Company resigned. These officers represented the former management of ALV. Management determined that this event confirmed that the carrying amount of acquired goodwill in its acquisition of ALV had been impaired as of February 29, 2000 and was written down to $1. The write-down of $454,999 represented the excess of the carrying amount over the estimated future non-discounted cash flows of ALV.

5. NOTE PAYABLE

During the year ended February 28, 2001, the Company obtained a working capital loan of $100,000 from Berdino International Ltd., an unrelated party. The loan bears interest at 10% per annum, payable quarterly in arrears, is unsecured, and matures on January 25, 2002. In the event the loan is unpaid on January 25, 2002, the loan will bear interest at 20% per annum and the Company will be subject to a 10% penalty on the outstanding principal and interest owing on that date.

Pursuant to the loan agreement, the Company issued 142,857 share purchase warrants with an estimated fair value of $40,000. The fair value of the warrants was recorded as a an addition to additional paid-in capital and as a discount on the note payable which was charged to interest expense upon maturity of the note. Each share purchase warrant has an exercise price of $0.28 and expires on February 12, 2003. The unexercised share purchase warrants will be cancelled if the loan is paid out in full before the warrant expires and if one year of the warrant term has lapsed. Cancellation will take place within 30 days following the date of such repayment. In addition, the number of share purchase warrants will be reduced by the percentage of the principal amount of the loan that has been paid by the Company, 30 days following the date of such payment.

The loan was not paid on January 25, 2002. As a result the 10% penalty of $11,025 was recorded during the year ended February 28, 2002.

(Expressed in Canadian Dollars)

6. CAPITAL STOCK

On January 18, 2002, the Company consolidated its share capital on a two for one basis with one new common share being issued for every two issued common shares. All references to issued shares have been re-stated to reflect the consolidation.

	Number of Shares	Amount
Authorized		
50,000,000 common shares without par value		
Issued and subscribed common shares		
Balance, February 28, 2001	1,783,260	$ 8,324,622
Shares issued for cash	833,585	116,700
Shares issued for finders' fees	7,500	-
Balance, May 31, 2001	2,624,345	8,441,322
Consolidation 2:1	(1,312,173)	-
Balance, February 28, 2002	1,312,172	8,441,322
Shares issued for cash	1,850,000	220,000
Shares issued for debt settlement	426,140	85,229
Balance, May 31, 2002	3,588,313	$ 8,746,551

During the three-month-period ended May 31, 2002, the Company issued 1,250,000 units at a price of $0.08 per unit for proceeds totalling $100,000. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant enables the holder to acquire one additional common share at a price of $0.10 per share, expiring March 19, 2003.

During the three-month-period ended May 31, 2002, the Company issued 600,000 common shares at a price of $0.20 per share for proceeds totalling $120,000 pursuant to a private placement.

During the three-month-period ended May 31, 2002, the Company issued 426,140 common shares to certain creditors in exchange for the settlement of $85,228 in outstanding debt.

Performance shares

During the year ended February 29, 2000, 166,667 common shares were issued for cash proceeds of $50,000. These shares are held in escrow until the Company incurs certain qualifying marketing expenditures and meets certain revenue targets. No shares have been released from escrow.

At February 28, 2002 and May 31, 2002, a total of 234,749 shares were held in escrow.

(Expressed in Canadian Dollars)

6. CAPITAL STOCK (cont'd...)

Pooling agreement

In accordance with an agreement dated July 19, 1999, 33,333 pooling shares were issued to the former management of ALV Management Ltd. (Note 4). These shares will be released on a pro-rata basis based on the value of services received by the Company under a service agreement with Network Commerce Inc. To February 28, 2002 and May 31, 2002, 25,400 of the pooling shares have been released based on the value of services received.

Warrants

As at May 31, 2002, the Company has 1,813,400 outstanding share purchase warrants enabling the holders to acquire additional common shares as follows:

Number of Shares	Exercise Price	Expiry Date
142,857	$ 0.28	February 12, 2003
420,543	0.36	April 23, 2003
1,250,000	0.10	March 19, 2003

During the year ended February 28, 2002, the Company issued 416,793 (833,595 pre-consolidation) share purchase warrants pursuant to private placements and 3,750 (7,500 pre-consolidation) warrants as finders' fees which remain outstanding at February 28, 2002 and May 31, 2002, while 123,333 (246,667 pre-consolidation) share purchase warrants expired unexercised during the year ended February 28, 2002.

Stock options

The Company is authorized to grant stock options to its employees and directors but is limited to 10% of the number of the then issued and outstanding common shares. The exercise price of each option equals the market price of the Company's stock on the date of the grant and an option's maximum term is five years.

A summary of the status of the Company's plan as of May 31, 2002 and 2001 is as follows:

PERMISSION MARKETING SOLUTIONS INC.
(formerly Adaptive Marketing Solutions Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
MAY 31, 2002
(Unaudited – Prepared by Management)

6. **CAPITAL STOCK** (cont'd…)

	2002			2001		
	Number of Common Shares		Weighted Average Exercise Price	Number of Common Shares		Weighted Average Exercise Price
Outstanding, beginning of period	-	$	-	174,592	$	1.80
Granted	358,831		0.17			
Cancelled				(174,592)		1.80
Forfeited						
Outstanding, end of period	358,831	$	0.17	-	$	-
Options exercisable, end of period	358,831	$	0.17	-		-

7. **RELATED PARTY TRANSACTIONS**

During the three-month-period ended May 31, 2002, the Company entered into the following related party transactions:

a) Paid or accrued management fees in the amount of $22,500 (2001-$22,500) to a company controlled by a current director.

b) Paid or accrued consulting fees totaling $12,000 (2001-$18,000) to a company controlled by a former director. a

c) Paid or accrued rent in the amount of $10,950 (2001-$12,336) to companies with common directors.

(Expressed in Canadian Dollars)

8. SEGMENTED INFORMATION

The Company's business activities include the online sale of artwork. This business represents a single operating segment. Substantially all the Company's assets are located in Canada and sales activity occurred in the United States.

	United States	Canada	Total
2002			
Revenues	$ 1,800	$ 1,452	$ 3,252
Capital assets and goodwill	13,319	9,165	22,484

9. COMMITMENTS

The Company has committed to the following future payments for equipment rentals:

2003	$ 5,160

10. FINANCIAL INSTRUMENTS

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of the instruments. The carrying value of the note payable approximates fair value due to the relative short period to maturity.